TV AZTECA BOARD UNANIMOUSLY REJECTS
           US$40 MILLION OFFER IN EXCHANGE FOR RIGHTS ON CHANNEL 40


FOR IMMEDIATE RELEASE

      MEXICO CITY,  JANUARY 19, 2004--TV Azteca,  S.A. de C.V. (NYSE:  TZA; BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that its board of directors unanimously rejected an offer from Isaac Saba, a prominent Mexican businessman, to pay TV Azteca US$40 million in exchange for TV Azteca's rights to purchase 51% of the equity of Televisora del Valle de Mexico (TVM), the licensee of Channel 40--a UHF channel that covers Mexico City--as well as to liquidate debts of CNI with TV Azteca.

      As previously informed, since 2000 there has been litigation between TV Azteca and CNI Channel 40, and between TV Azteca and Javier Moreno Valle, President of CNI, for breach of contract by Mr. Moreno Valle for failure to honor TV Azteca's equity option, complemented by CNI's failure to pay its debts to TV Azteca.

      At the end of 1998, TV Azteca formalized a 10 year strategic alliance with CNI Channel 40 and Mr. Moreno Valle, through which both companies would share the operating cash flow generated by Channel 40, in exchange for which TV Azteca would, among other things, provide programming to the channel and sell advertising time during several years. In addition, it was agreed that TV Azteca had the option to purchase the 51% equity stake, at a total enterprise value of US$100 million, with certain yearly increases.

      As part of the agreement, TV Azteca authorized payments of US$25 million to CNI Channel 40, which included US$15 million as an advance on its 50% share of the EBITDA expected to be generated over the first three years of operation and a US$10 million loan, at the signing of the contract.

      In December of 2002, TV Azteca received a favorable award from the International Court of Arbitration, declaring that the option agreement and the strategic alliance are valid and enforceable against Mr. Moreno Valle. Nevertheless Mr. Moreno Valle has refused to honor the award.

      As part of its efforts to settle, TV Azteca analyzed the proposal of Mr. Saba, however, TV Azteca considers that the opportunity cost of receiving the US$40 million is


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too high because it would imply abandoning the possibility to operate an upscale channel in Mexico City in the future. Thus, the company prefers to continue to preserve its rights under the contracts signed by Channel 40

      The company noted its previously announced six-year plan for uses of cash does not contemplate receiving the US$40 million, and the company ratifies its commitment to continue with the plan as has been disclosed. The cash plan entails distributions to shareholders of over US$500 million and TV Azteca debt reduction of approximately US$250 million by 2008.

COMPANY PROFILE

      TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

      Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               INVESTOR RELATIONS:

                   Bruno Rangel                      Omar Avila
                  5255 3099 9167                   5255 3099 0041
              jrangelk@tvazteca.com.mx         oavila@tvazteca.com.mx

                                MEDIA RELATIONS:

                  Tristan Canales                   Daniel McCosh
                  5255.3099.5786                   5255 3099 0059
              tcanales@tvazteca.com.mx         dmccosh@tvazteca.com.mx



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